

04002719

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UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 30830

SEC MAIL PROCESSING RECEIVED
FEB 1 2 2004
WASHINGTON DC

PB 2/20

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2003__ AND ENDING __12/31/2003__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Potomac Investment Company

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5600 Wisconsin Avenue; Apt. 108

(No. and Street)

Chevy Chase	Maryland	20815
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol S. Greenwald   301-657-2072 ~~202-362-7911~~

                                      (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freidkin, Matrone & Horn, P.A.

(Name — if individual, state last, first, middle name)

6163 Executive Boulevard	Rockville	Maryland	20852
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                   contained in this form are not required to respond unless the form displays
                   a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Carol S. Greenwald_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Potomac Investment Company_____, as of __December 31_____, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Carol Greenwald

_____
Signature

President

_____
Title

Patricia Pantos

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

POTOMAC INVESTMENT COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003





POTOMAC INVESTMENT COMPANY

YEAR ENDED DECEMBER 31, 2003

CONTENTS



FREIDKIN, MATRONE & HORN P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Potomac Investment Company
Chevy Chase, Maryland

We have audited the accompanying statement of financial condition of Potomac Investment Company (an S Corporation) as of December 31, 2003, and the related statements of income (loss), changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Potomac Investment Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I(a)-I(d) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freidkin, Matrone + Horn. P.A.

January 16, 2004

POTOMAC INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 8,949
Receivables:	
Accounts receivable, trade	21,838
Prepaid expenses	4,246
Total current assets	35,033
Property and equipment:	
Office equipment	6,529
Automobile	29,480
	36,009
Less accumulated depreciation	(7,512)
	28,497
Stock (NASD)	29,920
Total assets	$ 93,450

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses and payroll taxes payable	$ 56
Loan payable – shareholder	164
Retirement plan payable	20,000
Total current liabilities	20,220
Shareholder's equity:	
Common stock, $6 par value; authorized, 10,000 shares;	
issued and outstanding, 1,000 shares	6,000
Additional paid in capital	67,210
Accumulated other comprehensive income (loss)	(14,980)
Accumulated earnings	15,000
	73,230
Total liabilities and shareholder's equity	$ 93,450

The accompanying notes are an integral part of this financial statement.

POTOMAC INVESTMENT COMPANY

STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2003

Fee income	$ 212,426
Direct costs	(31,267)
	181,159
Operating expenses:	
Charitable contributions	8,095
Depreciation	983
Filing and licenses	3,491
Insurance	6,819
Office	1,045
Payroll and other taxes	8,057
Professional fees	5,540
Rent/management	12,543
Retirement plan	20,000
Salaries	94,318
Subcontractor	10,254
Telephone	2,103
Travel and transportation	12,335
Utilities	902
	186,485
Net income (loss) before other income	(5,326)
Other income	160
Net income (loss)	$(5,166)

The accompanying notes are an integral part of this financial statement.

POTOMAC INVESTMENT COMPANY

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Total	Comprehensive Income (loss)	Accumulated Earnings	Accumulated Other Comprehensive Income (loss)	Common Shares	Stock Amount	Additional Paid-in Capital
Balance, beginning of year	$ 63,896		$ 20,166		1000	$6,000	$37,730
Comprehensive income (loss):							
Net income (loss)	(5,166)	$(5,166)	(5,166)				
Other comprehensive income (loss):							
Unrealized holding losses during period	(14,980)	(14,980)	-	$(14,980)			
Total comprehensive income (loss)	-	$(20,146)	-				
Contribution to capital	29,480						29,480
Balance, end of year	$ 73,230		$ 15,000	$(14,980)	1000	$6,000	$67,210

The accompanying notes are an integral part of this financial statement.

4

POTOMAC INVESTMENT COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Cash received from investment services	$ 212,498
Cash paid for investment services and expenses	(212,059)
Interest received	160
Net cash provided by operating activities	599
Cash flows from investing activities:	
Purchase of fixed assets	(29,480)
Net cash used in investing activities	(29,480)
Cash flows from financing activities:	
Capital contributed	29,480
Loan from shareholder	164
Net cash provided by financing activities	29,644
Net increase in cash and cash equivalents	763
Cash and cash equivalents, beginning of year	8,186
Cash and cash equivalents, end of year	$ 8,949
Reconciliation of net income (loss) to net cash provided by operating activities:	
Net income (loss)	$(5,166)
Adjustments to reconcile net income (loss) to net cash Provided by operating activities:	
Depreciation	983
Changes in assets and liabilities:	
Decrease in accounts receivable	72
Increase in prepaid expenses	(1,651)
Decrease in accrued expenses and payroll taxes Withheld	(13,639)
Increase in retirement plan payable	20,000
Net cash provided by operating activities	$ 599

The accompanying notes are an integral part of this financial statement.

POTOMAC INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

1. Organization and summary of significant accounting policies:

    Organization:

    Potomac Investment Company (the "Company") was incorporated under the laws of the District of Columbia on October 19, 1983 to provide investment services in the Washington metropolitan area. The Company, which is regulated by the Securities and Exchange Commission under the Securities and Exchange Act of 1934, is an "introducing" broker-dealer as defined in Rule 15c3-1(a)(2).

    Accounts receivable:

    Accounts receivable are recorded net of allowance for expected losses. The allowance, estimated at zero for 2003, is estimated based on historical performances.

    Depreciation:

    The Company's equipment is depreciated using the straight line method over three to five years.

    Income taxes:

    Beginning with the taxable year ended December 31, 1983, the Company's shareholders elected to be treated as an S Corporation for Federal income tax purposes. Under this election, income, losses and credits are included in the individual tax returns of the shareholder. Therefore, no provision has been made for Federal income taxes in the accompanying financial statements.

    Statement of cash flows:

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    Use of estimates:

    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

POTOMAC INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2003

2. Related party:

   The Company leases operating space from the sole shareholder. The monthly payment represents a percentage of space used and is determined on a month to month basis.

3. Investment in NASD stock:

   The Company purchased 3,200 shares of NASD stock for $44,900. The fair market value of this security was $29,920 at December 31, 2003. There are no intentions of selling this security and thus, it is recorded as noncurrent at December 31, 2003.

4. Net capital requirements:

   The Company is required to comply with the net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any security transactions should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule. The rule may also limit the circumstances under which the Company may declare dividends. The minimum net capital requirement under the rule is the greater of $6,000 or 6.67% of aggregate indebtedness. In computing net capital, items not readily convertible into cash are excluded.

   The Company's aggregate indebtedness was $20,200 and its net capital of $9,567 exceeded the minimum required by the net capital rule by $3,567 at December 31, 2003.

5. Retirement plan:

   The Company maintains a Simplified Employer Plan (SEP) for employees. The Company provides a discretionary contribution to the SEP on an annual basis and the contribution is accrued as a liability in the year to which it applies. For 2003, the Company elected to make a contribution of $20,000.

6. Computation for determination of reserve requirements pursuant to SEC Rule 15c3-3:

   The Company is exempt from the provisions of the reserve requirements of the Securities and Exchange Commission under Section (k)(2)(i)(i) since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Potomac Investment Company	as of December 31, 2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ 73,230	3480
2. Deduct ownership equity not allowable for Net Capital		3490
3. Total ownership equity qualified for Net Capital.	$ 73,230	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
B. Other (deductions) or allowable credits (List)		3525
5. Total capital and allowable subordinated liabilities	$ 73,230	3530
6. Deductions and/or changes:		
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $62,663		
B. Secured demand note delinquency.		
C. Commodity futures contracts and spot commodities - proprietary capital changes		
D. Other deductions and /or changes . . . . (62,663)		3620
7. Other additions and/or allowable credits (List)		3630
8. Net capital before haircuts on securities positions		3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))		
A. Contractual securities commitments		
B. Subordinated securities borrowings.		
C. Trading and investment securities:		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other securities		
D. Undue Concentration		
E. Other (List)		3740
10. Net Capital	10,567	3750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Potomac Investment Company	as of December 31, 2003

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19) . . . . $ 1,347 | 3750

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
   of subsidiaries computed in accordance with Note (A) . . . . $ 6,000 | 3750

13. Net capital requirement (greater of line 11 or 12 . . . . $ 6,000 | 3760

14. Excess net capital (line 10 less13) . . . . $ 4,567 | 3770

15. Excess net capital at 1000% (line 10 less 10% of line 19) . . . . $ 8,545 | 3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition . . . . $ 20,220 | 3790

17. Add:

   A. Drafts for immediate credit . . . . $ _____

   B. Market value of securities borrowed for which no equivalent value
      is paid or credited . . . . $ _____

   C. Other unrecorded amounts (List) . . . . $ _____ | 3830

19. Total aggregate indebtedness . . . . $ 20,220 | 3840

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10) . . . . 191.35% | 3850

21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d) . . . . | 3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule
   15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and
   consolidated subsidiaries' debits . . . . $ N/A | 3870

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
   requirement of subsidiaries computed in accordance with Note (A) . . . . $ _____ | 3880

24. Net capital requirement (greater of line 22 or 23) . . . . $ _____ | 3760

25. Excess capital (line 10 less 24) . . . . $ _____ | 3910

26. Net capital in excess of the greater of:

   A. 5% of combined aggregate debit items of $120,000 . . . . $ _____ | 3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of
     the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
     1. Minimum dollar net capital requirement, or
     2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by
     subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for
     use of company (contra item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable
     assets.

10

POTOMAC INVESTMENT COMPANY

SUPPLEMENTARY INFORMATION

NON-ALLOWABLE ASSETS FOR
NET CAPITAL COMPUTATION

YEAR ENDED DECEMBER 31, 2003

NASD stock	$29,920
Prepaid expenses	4,246
Net value of fixed assets	28,497
Total non-allowable assets	$62,663

POTOMAC INVESTMENT COMPANY

SUPPLEMENTARY INFORMATION

SCHEDULE OF DIFFERENCES BETWEEN THE COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS AT DECEMBER 31, 2003

Focus Reference Line	Description	Unaudited as Previously Reported Computation	Adjustment Increase (Decrease)	Audited Computation
3480-1	Total ownership equity	$71,635	1,595	$73,230
3500-3	Total ownership equity qualified for net capital	71,635	1,595	73,230
3530-5	Total capital and allowable subordinated liabilities	71,635	1,595	73,230
3540-6A	Total non-allowable assets	58,057	(4,606)	62,663
3640-8	Net capital before haircuts	13,578	(3,011)	10,567
3750-10	Net capital	13,578	(3,011)	10,567
3756-11	Minimum net capital required	-	1,347	1,347
3760-13	Net capital requirement	6,000	-	6,000
3770-14	Excess net capital	7,578	(3,011)	4,567
3780-15	Excess net capital at 1000 percentum	13,578	(5,033)	8,545
3840-19	Total aggregate indebtedness	-	20,220	20,220
3850-20	Percentage of aggregate indebtedness to net capital	-	191.35%	191.35%

There were no material differences between the audited Computation of Net Capital and Potomac Investment Company's corresponding unaudited part II A.



FREIDKIN, MATRONE & HORN P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Structure
and Compliance

Board of Directors
Potomac Investment Company
Washington, D.C.

In planning and performing our audit of the financial statements and supplementary schedules of Potomac Investment Company for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

However, we noted the following matters involving the control environment and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Potomac Investment Company for the year ended December 31, 2003, and this report does not affect our report thereon dated January 16, 2004.

The size of the Company and its limited personnel provide for minimal segregation of duties; i.e., the handling, recording and reconciliation of Company assets. The condition was considered in determining the nature, timing and extent of the audit tests to be applied in our examination of the 2003 financial statements, and this report does not affect our report on those financial statements dated January 16, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freidkin, Matrone + Horn, P.A.

January 16, 2004